

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 12, 2009

Mr. David Henstridge
Chief Financial Officer
Tumi Resources Limited
#1305, 1090 West Georgia Street
Vancouver, British Columbia
Canada, V6E 3V7

> **Re: Tumi Resources Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed June 26, 2008**
> **File No. 000-50244**

Dear Mr. Henstridge:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief